Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500

September 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Atlantic Coastal Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed August 22, 2023

File No. 001-40158

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. (the “Company”), we respectfully submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission as set forth in the Staff’s letter dated September 1, 2023, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on August 22, 2023 (the “Preliminary Proxy Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

The Company has filed via EDGAR an Amended Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), which reflects the Company’s response to the comment received from the Staff.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that you are seeking to extend your termination date to September 8, 2024, a date which is 42 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to September 8, 2024 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

September 5, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure (including risk factor disclosure) in the Amended Preliminary Proxy Statement to reflect the risk of delisting as a result of such rules.

Please call me at (212) 858-1101 if you have any questions or require any additional information in connection with the Amended Preliminary Proxy Statement.  We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:   Shahraab Ahmad, Atlantic Coastal Acquisition Corp.